

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Karen Dykstra
Chief Financial and Administrative Officer
AOL Inc.
770 Broadway
New York, NY 10003

      Re: AOL Inc.
               Form 10-K for the fiscal year ended December 31, 2013
               Filed February 19, 2014
               File No. 001-34419

Dear Ms. Dykstra:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Craig Wilson

                           Craig Wilson
                           Sr. Asst. Chief Accountant